

July 28, 2011

Via E-mail
Michael Burns
President and Chief Executive Officer
Solido Ventures Inc.
729 N Scott
Belton, MO 64012

>   **Re: Solido Ventures Inc.**
>   **Form 10-12G/A**
>   **Filed July 11, 2011**
>   **File No. 000-54403**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Exhibits

1. We note your response to comment three of our letter dated July 8, 2011. However, your revised Form 10 still does not include the newly-formatted articles as an exhibit. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director